SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2


INTERNATIONAL FLAVORS & FRAGRANCES INC.
-----------------------------------------------------
(Name of Issuer)


Common Stock
-----------------------------------------------------
(Title of Class of Securities)

459506101
-----------------------------------------------------
(CUSIP Number)

October 24, 2016
-----------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
NAMES OF REPORTING PERSONS
	Winder Investment Pte Ltd

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)
[    ]

(b)
[    ]


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
	Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.
SOLE VOTING POWER

	6,357,440

6.
SHARED VOTING POWER

	0

7.
SOLE DISPOSITIVE POWER

	6,357,440

8.
SHARED DISPOSITIVE POWER

	0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,357,440

10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	[    ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.0%

12.
TYPE OF REPORTING PERSON
	OO

SCHEDULE 13G

Item 1.



(a)
Name of Issuer:

	International Flavors and Fragrances Inc.


(b)
Address of Issuer's Principal Executive Offices:

	521 West 57th Street
	New York, N.Y. 10019-2960

Item 2.



(a)
Name of Person Filing:
	Winder Investment Pte Ltd


(b)
Address of Principal Business Office or, if none, Residence:

	#03-00 8 Robinson Road, ASO Building
	Singapore 048544


(c)
Citizenship:
	Singapore private company


(d)
Title of Class of Securities:

	Common Stock


(e)
CUSIP Number:

	459506101

Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


[  ]  (a) Broker or dealer registered under section 15 of the Act
	  (15 U.S.C. 78o).

[  ]  (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[  ]  (c) Insurance company as defined in section 3(a)(19) of the Act
	  (15 U.S.C. 78c).

[ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

[  ]  (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

[ ] (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

[ ] (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

[  ]  (h) A savings associations as defined in Section 3(b) of the Federal
	  Deposit Insurance Act (12 U.S.C. 1813);

[ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[  ]  (j) Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.



(a)
Amount beneficially owned:

	6,357,440


(b)
Percent of class:

	8.0%


(c)
Number of shares as to which such person has:



(i)
Sole power to vote or to direct the vote

	6,357,440


(ii)
Shared power to vote or to direct the vote

	0


(iii)
Sole power to dispose or to direct the disposition of

	6,357,440


(iv)
Shared power to dispose or to direct the disposition of

	0

Item 5.
Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following [    ].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

	Not Applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not Applicable.

Item 8.
Identification and Classification of Members of the Group.

	Not Applicable.

Item 9.
Notice of Dissolution of Group.

	Not Applicable.

Item 10.
Certifications.
By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14 a-11.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2016


Winder Investment Pte Ltd


By: /s/William Lexmond
Name: William Lexmond
Title: Director